DLA Piper LLP (US) 701 Fifth Avenue Suite 6900 Seattle, Washington 98104-7044 www.dlapiper.com Andrew D. Ledbetter andrew.ledbetter@dlapiper.com T 206.839.4845 F 206.494.1800

September 4, 2020

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk, Senior Special Counsel

Re:	Marchex, Inc.

Schedule TO-C filed on August 31, 2020

Schedule TO-I filed on August 31, 2020

Schedule TO-T filed on August 31, 2020 by Edenbrook Capital, LLC et al.

File No. 5-89832

Dear Ms. Chalk:

This letter is submitted jointly on behalf of Marchex, Inc. (the “Company”) and Edenbrook Long Only Value Fund, LP and Edenbrook Value Fund, LP, each of which are managed by Edenbrook Capital, LLC (“Edenbrook Capital” and, together with Edenbrook Long Only Value Fund, LP and Edenbrook Value Fund, LP, “Edenbrook,” and together with the Company, the “Offerors”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced filings, as set forth in the Staff’s letter dated September 1, 2020 (the “Comment Letter”). Such filings relate to a combined tender offer by the Offerors to purchase up to 10,000,000 shares of Class B common stock, par value $0.01 per share of the Company (the “common stock”) in the aggregate, at the price and on the other terms and conditions described in the Offer to Purchase and the related materials included in such filings (the “Offer”).

Set forth below are the Offerors’ responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Offerors’ response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. For certain of the Offerors’ responses below, the Offerors propose revisions to disclosure they would include in amendments to the Offer materials. For efficiency and to avoid multiple amendments of multiple filings, however, the Offerors propose to resolve in full the comments in your letter before amending such filings, which the Offerors will make as soon practicable.

Schedule TO-T filed August 31, 2020 – Item 10. Financial Statements

1.

It appears that financial statements may be required for each of the Edenbrook affiliated entities or persons who are bidders on the Schedule TO-T. We note that these entities currently own 19.5% of the Class B common shares and the Offer seeks an addition 25% of

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those shares. We direct your attention to Instruction 2 to Item 10 of Schedule TO, which outlines when financial statement would not generally be considered material. This is a partial offer by non-reporting entities and is therefore not within the “safe harbor” described in Instruction 2. Please advise or revise.

Offerors’ Response: The Offerors respectfully acknowledge the Staff’s comment and advise the Staff that they carefully considered whether the financial statements of the Edenbrook affiliated entities are material to the decision of a stockholder to tender shares sought in the Offer. The Offerors acknowledge that the “safe harbor” described in Instruction 2 is not available. However, the Offerors respectfully advise the Staff that, as more fully explained below, they do not believe that the financial information of Edenbrook is material to the decision of a stockholder to tender shares sought in the Offer, and accordingly believe that such financial statements are not required to be reported in the Schedule TO.

Item 10 of Schedule TO requires the disclosure of financial information regarding an offeror, as specified in Item 1010(a)-(b) of Regulation M-A, only where such information is material. Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Regulation M-A adopting release (Release No. 33-7760, 34-42055; October 22, 1999) (the “Release”) states that there are several factors that should be considered in determining whether financial statements are material, including the ability of the bidder to pay for securities sought in the tender offer and/or to repay any loans in connection with the tender offer and whether the offer is subject to a financing condition. As noted in the Release, the Commission “believe[s] security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.” Further, the Offerors note that the Release states that Instruction 2 of Item 10 is a safe harbor and is therefore not the exclusive means for determining whether financial statements should be deemed material.

In accordance with the above provisions and Commission guidance, the Offerors respectfully submit that the financial information of Edenbrook are not material to stockholders in determining whether to tender their shares sought in the Offer because the information material to such holders is whether Edenbrook has the financial resources to pay for the tendered shares. The Offerors advise the Staff that there are no financing contingencies to the Offer and the Offer consideration consists solely of cash.

In addition, as disclosed in the section of the offer to purchase titled “Source and Amount of Funds,” Edenbrook has disclosed that the Edenbrook-affiliated purchasers have more than sufficient cash on hand to pay the full purchase price, even assuming that the maximum number of 10.0 million shares are tendered in the Offer. Furthermore, the Offerors advise the Staff that Edenbrook is a long-standing investor. As of Edenbrook’s most recent filing on Schedule 13F, it reported over $300 million in reportable securities holdings as of June 30, 2020. The maximum total purchase price payable by Edenbrook would be $9.8 million, which would represent an immaterial percentage of its total assets and as of today Edenbrook has more than three times that amount in cash on hand. Accordingly, the Offerors submit that the Company’s stockholders have all of the material information necessary to evaluate whether Edenbrook has sufficient capacity to make payment for shares tendered in the Offer.

Furthermore, the Offerors respectfully acknowledge that the Commission provided additional guidance, specifically in footnote 195 to the Release, stating, in relevant part, that the financial information of a bidder can be material “when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target [as] security holders need financial information for the prospective

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controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” The Offerors submit that, following the Offer, due to the Company’s outstanding Class A common stock, Edenbrook and its affiliates would continue to own common stock representing less than 10% of the total voting power of the common stock. Accordingly, the Offerors submit that footnote 195 to the Release would not apply to the Offer.

Given the facts and circumstances of the Offer, and in particular the terms of the Offer described above, the Offerors respectfully submit that they believe the financial information of the Edenbrook-affiliated filing persons are not material to the decision of a stockholder to tender shares sought in the Offer, and accordingly believe that such financial statements are not required to be reported in the Schedule TO.

2.	Since a Schedule TO-T was filed for this Offer, it appears Marchex must file and disseminate the disclosure required by Schedule 14D-9. Please advise.

Offerors’ Response: While a Schedule TO-T was filed for the Offer, the Company respectfully submits that this relates to the structure of the Offer, which involves both the Company and Edenbrook making the Offer together. Due to the Company’s involvement in the Offer, on the one hand, and Edenbrook’s involvement in the Offer, on the other hand, the Offerors determined that it was appropriate under Rule 14d-3 to file both a Schedule TO-I and a Schedule TO-T, in each case identifying all Offerors in the filing. Accordingly, the Company is a named filer and offeror in the Schedule TO-T. As a result, the Company respectfully submits that Rule 14d-9(e)(2) relieves the Company of the obligation to file a Schedule 14D-9 because the Company is a “bidder who has filed a Schedule TO pursuant to Rule 14d-3.” In addition, the Company respectfully submits that filing a Schedule 14D-9 would provide no additional information to stockholders because all disclosure required to be included in the Schedule 14D-9 is provided by the Company in the Schedule TO-I and Schedule TO-T. The Offerors also note that a similar position appears to have been taken in connection with the Schedule TO filed by Tropicana Entertainment Inc., Icahn Enterprises Holdings L.P., et al. originally filed June 23, 2017 (the “Tropicana/Icahn Schedule TO”).

Offer to Purchase - General

3.

As previously discussed, we do not believe that the structure of this Offer complies with the requirements of Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. As currently structured, shareholders tendering into the Offer will not know the price they will receive until after expiration because that price will be set based on the number of tenders received and not withdrawn. We further note that the lower of the two possible Offer prices is below-market, when compared to the market price for Class B common on the day before this Offer commenced. Please revise the structure of this Offer to comply with the tender offer rules.

Offerors’ Response: While the Offerors understand the Staff’s concern that tendering stockholders know the Offer price, the Offerors submit that the amount of consideration offered to stockholders is set forth in clear, readily comprehensible terms. It will either be $1.80 per share if up to 6.0 million shares are tendered, or it will be $1.96 per share if more than 6.0 million shares are tendered (up to the maximum of 10.0 million shares). In addition to constituting a clear statement of the material terms, the Offerors believe the structure of the Offer is significantly less complicated and easier to understand than the commonly used pricing structure of a modified “Dutch auction.” Such structures generally allow stockholders to tender shares at one or more prices they designate, which routinely cascade over a number of price points often varying by 15%, with an unknown final price until the auction is complete. In the Offer, however, there are only two price points that vary by just 8.9%, determined simply by whether or not stockholders properly tender more than 6.0 million shares.

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The Offerors are not aware of the Staff having addressed whether an issuer and a third party may, together, conduct a tender offer that prices according to this simple formula. However, with respect to the significantly more complicated modified “Dutch auction” structure, the Staff has allowed issuers to use such structures in circumstances where specified procedural protections are included, including: (i) disclosure in the tender offer materials of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in prorationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer (collectively, the “Procedural Protections”). In addition, there are several examples of the SEC not objecting to non-issuer third parties using such structures. See, e.g., the Tropicana/Icahn Schedule TO; Goldman, Sachs & Co., Brazilian Liquidity Transaction Co, and Banco Nacional de Desenvolvimento Economico e Social No-Action Letter (May 10, 1999); MFP Technology Services Inc. No-Action Letter (October 5, 1993); Kettle Restaurants, Inc. No-Action Letter (February 18, 1989). In not objecting to these more complicated structures, the Staff appears to have considered the relationship between the third party and the company, as well as public policy matters relating to a third party’s lack of fiduciary duties to stockholders, which may create potential for coercive or unfair tactics.

Here, the Offerors respectfully submit that the Offer is inherently an issuer tender offer. While Edenbrook is also involved as a third party, the Company is a necessary and central party to the Offer. All of the Procedural Protections are included in the Offer. Edenbrook, the Company’s largest holder of Class B common stock and second largest stockholder by voting power, would purchase its portion of the Offer in amounts and on terms that are identical with the Company’s. As a combined offer with the Company, the Company’s approval of and participation in the Offer ensures identical fiduciary protections for tendering stockholders as would exist if the Company were the only Offeror.

In addition, the Company has a dual-class structure pursuant to which Russell Horowitz, the Company’s Executive Chairman and Co-CEO, controls approximately 75% of the voting power of the Company, which makes it impracticable for Edenbrook’s participation in the Offer to be an early step in a takeover attempt. Moreover, Edenbrook and the Company have agreed to further protective provisions pursuant to a tender offer agreement (the “Tender Offer Agreement”), as more fully described in the Offer to Purchase and filed as an exhibit to the Schedule TO-I and Schedule TO-T. Among other things, Edenbrook has agreed to avoid various change of control transactions, take-private transactions, or other events that might result in the Company ceasing to be a public company. The Offerors further note that Edenbrook is subject to Section 16 of the Securities Exchange Act of 1934, as amended, providing assurance that it may not, for the six months following the closing of the Offer, retain any profits by selling Shares rapidly following the Offer or engage in tactics intending to create such profits.

The Offerors acknowledge that the structure of the Offer differs from a modified Dutch auction in that stockholders are not asked to select a price point. In auction structures, stockholders may select a higher price point and know that their tender will not result in a sale at a lower price point. However, the Offerors respectfully submit that the Offer provides countervailing protections that avoid coercive or unfair tactics. Foremost, there are only two price points with a relatively tight spread between those prices, which provides stockholders a more comprehensible and transparent view of the ultimate price at the outset. In addition, with only two potential prices, the Offerors respectfully submit that stockholders will simply not tender their shares if they are unwilling to sell at the minimum price: the higher price simply represents upside to

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stockholders. To make this point even more clear to stockholders, the Offerors propose to reinforce their disclosure, prominently, to the effect that stockholders should only tender their shares if they are willing to sell at the minimum price.

With respect to the Staff’s observation that the lower of the two possible Offer prices was below market price the day before the Offer commenced, the Offerors observe this was not the case on the day the Offer actually commenced. The Company first announced the intent to commence the Offer at these stated prices on August 10, 2020, when trading prices had been consistently below $1.80 per share for some time. It is impossible for the Offerors to predict what the prevailing trading price will be during the Offer period or at the expiration of the Offer, but the Offerors observe that the minimum price has represented a premium to prevailing prices in the very recent past.

In these circumstances, the Offerors respectfully submit that the Offer does not raise the public policy concerns that may arise when the issuer is not a necessary and central party to a tender offer. In light of the simplicity of the pricing structure, the nature of the Offer (including the Company’s role and the relationships of the parties), the existence of the Procedural Protections, and the existence of the Tender Offer Agreement, the Offerors respectfully submit that the structure of the Offer complies with the requirements Item 1004(a) of Regulation M-A.

4.

See our last comment above. If this Offer and its pricing structure are materially revised, we believe it is likely that the amended Offer materials should be disseminated to shareholders in the same manner in which the original materials were distributed. See Rule 14d-4(d)(1). In addition, bidders should consider, given the timing of the Offer when any change is made, whether the Offer must be extended. In your response letter, indicate how you intend to disseminate revised Offer materials and whether you will extend the duration of the Offer.

Offerors’ Response: The Offerors acknowledge the Staff’s comment. Although as explained above the Offerors do not believe there is a need to materially revise the Offer and its pricing structure, if such revisions are made the Offerors would file revised Offer materials with the Commission, disseminate to stockholders such revised materials in the same manner in which the original materials were distributed, and consider, depending on the timing of any such revisions, extending the Offer. The Offerors advise the Staff that, if such redistribution is required, such materials would be printed and mailed to stockholders (or delivered to their brokers in the case of street name holders). In light of the current schedule, which contemplates the Offer’s expiration on October 7, 2020, the Offerors are unable to predict if it will be necessary to extend the duration of the Offer, but the Offerors will continue to monitor the issue.

5.	The odd lot and conditional tender provisions of this Offer do not appear to permitted in a third party Offer, pursuant to the provisions of Regulation 14D. See Rule 14d-8. Please revise or advise.

Offerors’ Response: While the Offerors regard the Offer as an issuer tender offer in light of the Company’s necessary involvement, the Offerors will delete all references to the odd lot and conditional tender provisions in amended Offer materials.

6.

We note the disclosure that Edenbrook has written put option contracts expiring in September 2020, pursuant to which it may be required to purchase up to 240,000 additional shares of Class B Common Stock if the counterparty thereto exercises such put options. In your response letter, please identify the exemption from Rule 14e-5 which you believe permits Edenbrook and its affiliates to purchase subject securities outside the Offer, while the Offer is pending. Please outline the facts supporting your reliance on any such exemption identified.

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Offerors’ Response: In response to the Staff’s comment, the Offerors note that Rule 14e-5(b)(6) provides an exception permitting purchases to satisfy an obligation arising “from the exercise of an option by a non-covered person” if such option transaction “was made in the ordinary course of business and not to facilitate the offer” and “the covered person wrote the option before the public announcement of the tender offer.”

The put options satisfy each of the conditions of the Rule 14e-5(b)(6) exception. The counterparties that would have the right to exercise the put options are not covered persons in the Offer. The put option contracts were written by Edenbrook in December 2019 and January 2020, several months before the Offerors first considered making the Offer or publicly announced any intention to make the Offer. The options were written in the ordinary course of Edenbrook’s business as an investor and were not intended to facilitate the Offer.

The Offerors also note that Rule 14e-5(b)(1) provides an exception permitting the exercise of related securities into subject securities. In this case, although the right to exercise the options lies with the counterparty rather than Edenbrook, Edenbrook was a party to the put options prior to the public announcement of the Offer.

7.

While a summary is necessarily a condensed version of information that appears in greater detail elsewhere, it is inappropriate to state that summarized materials are “incomplete.” Please delete this qualifier where it appears throughout the Offer to Purchase, including on page 8.

Offerors’ Response: In response to the Staff’s comment, the Offerors will revise the referenced disclosure on page 8 to read: “The foregoing summary does not purport to be a full discussion of all provisions of the Tender Offer Agreement, a copy of which is filed as an exhibit to the Schedule TO and which is incorporated by reference herein.” Corresponding revisions will be made to the same disclosure appearing on pages 4, 15, and 30.

Purpose of the Tender Offer…, page 12

8.	Provide the disclosure for the Edenbrook entities required by Item 1006(a)-(c) of Regulation M-A.

Offerors’ Response: In response to the Staff’s comment, the Offerors will revise the disclosure under “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” to add the following disclosure:

If the Offer is fully subscribed, following the Offer, Edenbrook would beneficially own approximately 36.67% of the Company’s outstanding Class B common stock, but would only control approximately 8.45% of the voting power of the common stock. Russell C. Horowitz would continue to beneficially own Class A common stock and Class B common stock representing a majority of the aggregate voting power. Edenbrook is offering to purchase the shares for investment purposes and it currently intends to retain any purchased shares.

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The Offerors note that, on page 15 of the Schedule TO-I and Schedule TO-T, both the Company and Edenbrook disclose that they currently have no plans to engage in any of the activities described in Item 1006(c) of Regulation M-A.

Certain Effects of the Offer, page 14

9.

Clarify whether Edenbrook’s obligation under the Tender Offer Agreement not to “engage in, any transaction to acquire all of the outstanding shares of common stock for a period of two years from April 31, 2020” means that it could not participate in such a transaction conducted by any other party.

Offerors’ Response: In response to the Staff’s comment, the Offerors will amend the referenced disclosure to add a parenthetical that states: “(which covenant would not prevent Edenbrook from participating only as a tendering stockholder in a tender offer conducted by a third party).”

Purchase of Shares and Payment of Purchase Price, page 20

10.

On page 21, you disclose that you may not be able to commence paying for tendered shares until “up to five business days after the Expiration Time.” Supplementally advise why you believe this complies with the prompt payment obligation under Rule 14e-1(c).

Offerors’ Response: In response to the Staff’s comment, the Offerors will revise the referenced disclosure to indicate payment is expected to commence within three business days after the expiration of the Offer. The Offerors respectfully advise the Staff that Equiniti Trust Company (“Equiniti”), the Depositary and Paying Agent for the Offer, has advised the Offerors that payments cannot commence until after the two-day guaranteed delivery period, following which an additional day is expected to establish the final proration factor, for Equiniti to communicate the same to DTC, and for Equiniti and DTC to finalize the share balance and the related payment. Accordingly, the Offerors submit that three business days represents a prompt payment in light of the advice of the Depository and Paying Agent as to the time it needs to administer the settlement process. The Offerors further confirm to the Staff that they have requested Equiniti remit payment to stockholders as soon as possible.

Conditions of the Tender Offer, page 22

11.	Refer to the first paragraph in this section and the disclosure in the parenthetical there. It is not clear how any shares could be accepted for payment before the Expiration Time. Please revise.

Offerors’ Response: In response to the Staff’s comment, the Offerors will revise the referenced disclosure to delete the parenthetical “(whether any shares have theretofore been accepted for payment).”

12.	In the second bullet point on page 22, clarify what is meant by a “general limitation on prices for” securities on any national securities exchange. Alternatively, delete this language.

Offerors’ Response: In response to the Staff’s comment, the Offerors will revise the referenced disclosure to read “any general suspension or material limitation in trading in securities on any national securities exchange in the United States or in the over-the-counter market.”

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13.	Refer to the first bullet point on page 24. Clarify whether any such approvals or permits are required to complete the Offer.

Offerors’ Response: In response to the Staff’s comment, the Offerors will revise the referenced disclosure to add a concluding parenthetical substantially along these lines: “(although we are not aware of the need to obtain any such approval, permit, authorization, favorable review or consent, except for the review of this Offer by the SEC and Nasdaq).”

14.

Refer to the language in the second to last and last paragraphs in this section on page 24. Reserving the right to assert a condition “from time to time and at any time” implies that you may wait until the Expiration Time to assert an Offer condition that was “triggered” by an event that occurred much earlier in the Offer period. Please note that once a condition is triggered, bidders must promptly notify shareholders whether they will waive the condition and proceed with the Offer, or assert it and terminate. Please supplementally confirm your understanding.

Offerors’ Response: The Offerors supplementally confirm their understanding that, once a condition is triggered, the Offerors must promptly notify stockholders whether the Offerors will waive the condition and proceed with the Offer, or assert the condition and terminate the Offer.

Asset Sale Transaction, page 28

15.

Explain how the Offer will impact the Asset Sale Transaction. For example, explain how the record date for the shareholder vote on the Asset Sale Transaction compares to the Offer period, with a view to clarifying whether tendering holders will still be able to vote.

Offerors’ Response: In response to the Staff’s comment, the Offerors will revise the second paragraph under the heading “Asset Sale Transaction” to add the following disclosure:

The approval of a majority of the Company’s disinterested stockholders is a closing condition of the Asset Sale Transaction. The Company filed a preliminary proxy statement relating to a special meeting of stockholders for the purpose of approving the Asset Sale Transaction on August 14, 2020 and a definitive proxy statement on August 24, 2020. As stated therein, the date of the special meeting is October 1, 2020. Only stockholders of record as of August 10, 2020, the record date for the special meeting, are entitled to notice of and to vote at the special meeting. Because tendering shares in the Offer will not impact whether or not you were a stockholder of record on the August 10, 2020 record date, tendering shares in the Offer will have no impact on your ability to vote on the Asset Sale Transaction at the special meeting. Conversely, any stockholder who owns shares of the Company’s common stock prior to the Expiration Time may tender such shares to us in the Offer, regardless of whether the stockholder was the holder of record on August 10, 2020 (or any other particular date).

Recent Securities Transactions, page 30

16.	Please revise to provide disclosure about any transactions in the Company’s shares by the Edenbrook affiliates.

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Offerors’ Response: In response to the Staff’s comment, the Offerors will amend the Offer materials to state:

Based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, neither the Company, Edenbrook, nor any of their respective affiliates, subsidiaries, directors, or executive officers have effected any transactions involving shares of the Company’s common stock during the 60 days prior to the date of this Offer to Purchase. In December 2019 and January 2020, Edenbrook wrote put option contracts expiring in September 2020 pursuant to which Edenbrook may be required to purchase up to 240,000 additional shares of Class B Common Stock if the counterparty thereto exercises such put options.

Certain Information Concerning Edenbrook, page 34

17.

Provide the information required by Item 1003(a)-(c) of Regulation M-A for all Edenbrook filing persons and affiliates identified in General Instruction C to Schedule TO. While you refer to disclosure in Schedule A, it does not appear to be complete.

Offerors’ Response: In response to the Staff’s comment, the Offerors will amend Schedule A to the Offer materials to state:

The principal business address and principal business telephone number of each of Edenbrook Long Only Value Fund, LP, a Delaware limited partnership, Edenbrook Value Fund, LP, a New York limited partnership, Edenbrook Capital, LLC, a New York limited liability company, Edenbrook Capital Partners, LLC, a New York limited liability company, and Jonathan Brolin are 116 Radio Circle, Mount Kisco, NY 10549 and (914) 239-3117, respectively.

Edenbrook Capital Partners, LLC is the general partner of each of Edenbrook Long Only Value Fund, LP and Edenbrook Value Fund, LP. Edenbrook Capital, LLC is the investment manager of each of Edenbrook Long Only Value Fund, LP and Edenbrook Value Fund, LP. Each of Edenbrook Capital Partners, LLC and Edenbrook Capital, LLC is solely controlled by its managing member, Jonathan Brolin.

Jonathan Brolin is the Founder and Managing Member of Edenbrook Capital Partners, LLC and Edenbrook Capital, LLC, and he has served in those roles since he founded Edenbrook in 2011. Edenbrook takes a private equity approach to public markets, principally through concentrated, long-term investments in small and mid-cap companies. Mr. Brolin has over 25 years of experience in public and private equity investing and investment banking. In addition, Mr. Brolin serves as a Fellow at the Gabelli Center for Global Security Analysis at Fordham University’s School of Business, where he also teaches Advanced Topics in Value Investing. He earned his M.B.A. from Columbia Business School, where he was a member of the Beta Gamma Sigma Honor Society, and his B.A. from the University of Pennsylvania, where he was a Benjamin Franklin Scholar and General Honors Student. Mr. Brolin has served as a Director of Frequency Electronics, Inc. since November 2017. Mr. Brolin also serves as a Director of CXO Nexus, Inc., a private software company focused on vendor spend management. Mr. Brolin is a United States citizen.

None of foregoing persons have been, during the past five years: (a) convicted in a criminal proceeding; or (b) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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Background of the Offer; Contacts, page 34

18.

If the Company provided material non-public information to the Edenbrook entities or their affiliates or representatives during the course of the negotiations leading up to this Offer, please disclose those projections and the underlying assumptions and limitations in the Offer to Purchase. If projections or forecasts were not exchanged, please so indicate in your response letter.

Offerors’ Response: Edenbrook is a longstanding, major stockholder of the Company with which the Company enjoys a collaborative relationship and, accordingly, the Company has in the past provided Edenbrook with material non-public information subject to appropriate nondisclosure and trading restrictions. However, the Company did not provide projections or forecasts to Edenbrook or its affiliates or representatives during the course of the negotiations leading up to the Offer.

19.

It is unclear from the disclosure in this section how any why the Company determined to proceed with a potential tender offer, how it identified Edenbrook as a potential party to the Offer and why it determined to structure the tender offer is a joint offer. Expand to explain who initiated the contacts between these parties, how and why the Company determined to proceed with a tender offer, how it chose to structure such an offer jointly, and why it chose Edenbrook as a transaction partner. Your expanded disclosure should further identify who initiated contact regarding the Offer. See Item 1005(b) of Regulation M-A.

Offerors’ Response: In response to the Staff’s comment, the Offerors will amend the Offer materials on page 35 substantially as follows:

In June 2020, the Board and senior management began to preliminarily consider the possibility of a tender offer pursuant to which the Company would repurchase shares of its Class B common stock. From time to time, stockholders had requested that the Company buy back more of its shares in order to offer its stockholders the opportunity for liquidity in light of the thin trading market for the Company’s stock. In addition, in connection with its ongoing consideration of strategic transactions, the Board and senior management were also preliminarily discussing a potential sale of the Company’s Business, which discussions advanced to formal negotiations in July 2020 and August 2020.

In early August 2020, the Board and senior management of the Company continued to consider a potential tender offer. The Company identified Edenbrook as a potential party to the Offer based on several factors, including that: (i) Edenbrook is the Company’s largest Class B stockholder, owning approximately 20% of the Company’s outstanding Class B common stock; (ii) Edenbrook is a long term (5+ year) holder of the Company’s stock; (iii) Edenbrook has been a continuous buyer of the Company’s stock during its period as a stockholder and has never sold any shares of the Company’s stock; and (iv) the Company has enjoyed a collaborative relationship with Edenbrook throughout this period. The Company believed that structuring the tender offer as a joint tender offer would enable the Offer to be for twice the number of shares than if the Company alone were making a tender offer based on its financial resources, thereby providing its

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stockholders with the opportunity for significantly more liquidity. Accordingly, on August 4, 2020, the Company proposed a teleconference with Edenbrook to preliminarily discuss a potential joint tender offer.

On August 6, 2020, the Board, senior management and outside counsel at DLA Piper LLP (US) met via teleconference with Edenbrook and its outside counsel at Schulte Roth & Zabel LLP, in which the Company proposed to Edenbrook a potential joint tender offer, including basic economic terms and timeline. The parties preliminarily discussed the merits of, and the timeline, structure, and related considerations associated with, a potential joint tender offer.

Miscellaneous, page 36

20.

We note the disclosure here indicating that tenders may not be accepted from shareholders in certain jurisdiction. While Offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered shares will not be accepted from all holders. Refer to Rule 14d-10(a)(1) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 14d-10(b)(2). Please make corresponding changes throughout the Offer to Purchase where such language appears.

Offerors’ Response: In response to the Staff’s comment, the Offerors will revise the referenced disclosure on page 36 (and the similar disclosure on the page prior to the table of contents) to read:

We are not aware of any U.S. state where the making of the Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such U.S. state.

*    *     *

Should the Staff have additional questions or comments regarding this letter or the filings, please do not hesitate to contact Andrew Ledbetter at (206) 839-4845 or andrew.ledbetter@dlapiper.com, or to contact Xavier Kowalski at (212) 756-2549 or Xavier.Kowalski@srz.com.

Sincerely,

DLA PIPER LLP (US)	SCHULTE ROTH & ZABEL LLP

/s/ Andrew Ledbetter	/s/ Xavier Kowalski
Andrew Ledbetter	Xavier Kowalski

cc: Michael Arends, Chief Financial Officer and Co-CEO

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Russell C. Horowitz, Executive Chairman and Co-CEO

Michelle Paterniti, General Counsel and Secretary

Marchex, Inc.

Jonathan Brolin, Managing Member

Edenbrook Capital, LLC